Exhibit 99.1

Bragg Gaming Extends New Content Rollout to Pennsylvania via Launch at Rush Street Interactive’s BetRivers

Content from Bragg Studios brands launches in the largest U.S. iGaming market with RSI

TORONTO, May 9, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), today announced that it has launched its new content and technology with Rush Street Interactive, Inc. (NYSE: RSI) (“Rush Street” or “RSI”) in Pennsylvania. This launch, which builds on the Company’s Spin Games content that is already live in the state, introduces the Company’s new, proprietary Bragg Studios content to a large and growing U.S. jurisdiction. This demonstrates continued progress with the Company’s North American expansion as RSI is one of the leading iGaming operators in the U.S., Canada and Latin America.

New, proprietary Bragg Studios content such as Fairy Dust by Atomic Slot Lab, as well as new exclusive premium content from the Company’s Powered by Bragg program, is now available to RSI’s Pennsylvania customers at both BetRivers.com and PlaySugarHouse.com. Bragg’s content will be delivered to RSI players via its new Remote Game Server (“RGS”) technology.

The roll-out of the Company’s new proprietary Bragg Studios content with RSI in Pennsylvania is an extension of an existing collaboration between the two online gaming companies in North America. Bragg previously launched its new RGS technology and content with the operator in New Jersey, Ontario and Michigan in 2022.

According to H2 Gambling Capital, the interactive casino market in Pennsylvania is on track to generate US $1.97 billion in Gross Win in 2023, making it the largest regulated iCasino market in the U.S. by this measure.

Yaniv Sherman, Chief Executive Officer at Bragg, said: “Through the launch of our new proprietary and exclusive third-party content with RSI’s BetRivers and PlaySugarHouse brands in Pennsylvania, we continue to expand existing relationships and grow the markets we address across North America. We are delighted to roll out our new RGS technology and content with a leading operator in a large and growing U.S. market and look to continue our ongoing work with RSI as we provide their Pennsylvania players with engaging content and a great gaming entertainment experience.”

Richard Schwartz, Chief Executive Officer for RSI, said: “Through our experience with the Bragg Studios and Powered by Bragg portfolios in other North American markets, we are excited to expand the markets where we offer Bragg content to now include online casino players in Pennsylvania at Betrivers.com and PlaysugarHouse.com. Bragg’s content clearly resonates with our players and we are confident that our continually growing base of customers in Pennsylvania will enjoy the best-in-class entertainment experience provided by their content library.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
investors@bragg.games